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                               November 10, 2021

       Nicholas DeVito
       Chief Executive Officer
       Point of Care Nano-Technology, Inc.
       109 Ambersweet Way
       Davenport, FL 33897

                                                        Re: Point of Care
Nano-Technology, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed October 15,
2021
                                                            File No. 000-56356

       Dear Mr. DeVito:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G

       Item 1. Business
       Overview
       Historical Development, page 3

   1. We note your disclosure here that the company and Dr. Guirguis have entered into an assignment and
assumption agreement pursuant to which the company has agreed to form a subsidiary, transfer
all of the outstanding debts of the company and the License
                                                        Agreement with Lamina
Equities Corporation to such subsidiary and then transfer
                                                        ownership of such
subsidiary to Dr. Guirguis. Please revise to specifically disclose all of the assets and
liabilities that will be transferred, whether any assets or liabilities will be retained by the company
and when you expect this transaction to close.
       Item 1A. Risk Factors, page 6

   2. Please expand your risk factor discussion to disclose any risks related to the custodianship
 Nicholas DeVito
FirstName  LastNameNicholas DeVito
Point of Care Nano-Technology, Inc.
Comapany 10,
November   NamePoint
               2021 of Care Nano-Technology, Inc.
November
Page 2     10, 2021 Page 2
FirstName LastName
         proceedings in Nevada and the intended transfer of the assets and liabilities of the company to a subsidiary that will eventually be wholly-owned by Dr. Guirguis.
Our President and CEO has a no common stock equity interest and a 100% preferred stock equity interest in the Company. . . ., page 8

3. Please revise this risk factor to clarify that Mr. Devito controls 80% of the voting power of the company. We note your disclosure to this effect on page 4.
Item 3. Properties, page 14

4. We note your disclosure that the company does not own or rent any properties. Please revise to disclose how you are able to use your principal executive office location. If the office location is being provided free of charge, please disclose that as well as who is providing the location.
Item 5. Directors and Executive Officers, page 14

5. Please revise your disclosure to provide all of Mr. DeVito's principal occupations and employment during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on and whether such corporation or organization is a parent, subsidiary or other affiliate of the company. Please also disclose any other directorships held by Mr. DeVito during the past five years in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of
         1940 and the names of all such companies. Refer to Item 401(e) of Regulation S-K for guidance.
Item 10. Recent Sales of Unregistered Securities, page 17

6. We note your disclosure that, on August 2, 2021, you issued 1,000 restricted shares of
         Series A non-convertible preferred stock to Mr. DeVito in exchange for services rendered to the company by Mr. DeVito. Please specify the nature of the services rendered to the company, indicate which exemption from registration you claimed, and state briefly the facts relied upon to make the exemption available. Refer to Item 701 of Regulation S-K for guidance. Please also disclose these shares in Item 6. Executive Compensation or tell us why you don't believe it's required.
General

7. Please note that this registration statement on Form 10 becomes effective automatically 60 days after its initial filing pursuant to Exchange Act Section 12(g)(1). You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the
         Form 10. If you do not wish to become subject to these reporting requirements before
 Nicholas DeVito
Point of Care Nano-Technology, Inc.
November 10, 2021
Page 3
      completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.
8. It appears from your current disclosure that you may be a "blank check" company under
      Section (a)(2) of Rule 419 of the Securities Act of 1933. We note your disclosure that the company currently has no business activities and that the company intends to transfer ownership of its assets and liabilities to Dr. Guirguis and pursue potential new business opportunities in the life sciences industry. Please revise to disclose your status as a blank check company and, in an appropriate place in your filing, provide details regarding compliance with Rule 419 in connection with any offering of your securities. It appears that you may also be a shell company. Please disclose in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. If you do not believe that you are a blank check company or a shell company, please provide us with your legal analysis.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeanne Bennett at 202-551-3606 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Ada D. Sarmento at 202-551-3798 with any other questions.



                                                            Sincerely,
FirstName LastNameNicholas DeVito
                                                            Division of
Corporation Finance
Comapany NamePoint of Care Nano-Technology, Inc.
                                                            Office of Life
Sciences
November 10, 2021 Page 3
cc:       Paul Levites, Esq.
FirstName LastName